November 16, 2006

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:
Carrizo Oil & Gas, Inc. Registration Statement on Form S-1 (File No. 333-136778)
Carrizo Oil & Gas, Inc. Form 10-Q for the period ended September 30, 2006
Response to SEC Staff Comments received by facsimile on November 13, 2006

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by facsimile on November 13, 2006 regarding the filings listed above. For your convenience, our responses are prefaced by a paraphrase of the staff’s corresponding comment in italicized text.

We respectfully request that the staff review our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.

Form 10-Q

Changes in Internal Controls over Financial Reporting

1.
We note your disclosure that “[e]xcept as described above, there have not been any changes in the company’s internal control over financial reporting during the fiscal quarter ended September 30, 2006 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

On November 16, 2006, we filed an amendment on Form 10-Q/A to our Form 10-Q for the quarter ended September 30, 2006, deleting the language “[e]xcept as described above.”
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The Company hereby acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Please contact Hillary Holmes at (713) 229-1508, James Mayor at (713) 229-1749, or Gene J. Oshman at (713) 229-1178 of Baker Botts L.L.P. with any questions or comments.